Exhibit 99.9

FIRST AMENDING AGREEMENT

THIS AGREEMENT is made as of June 1, 2024,

B E T W E E N:

BROOKFIELD BRP HOLDINGS (CANADA) INC.

(the “Borrower”)

- and -

BEP SUBCO INC.

(the “Lender”)

RECITALS:

A.

the parties hereto entered into an amended and restated credit agreement dated December 31, 2023 (as amended, restated, supplemented, replaced or otherwise modified to the date hereof, collectively the “Credit Agreement”) pursuant to which certain credit facilities were established in favour of the Borrower;

B.	the parties hereto wish to amend certain terms and conditions of the Credit Agreement as hereinafter set forth.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Interpretation

All capitalized terms used but not defined in this agreement will have the meanings attributed to such terms in the Credit Agreement.

2.	Amendments

The Credit Agreement is hereby amended, effective as of the date hereof, to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text and double-underlined text) as set forth in Schedule A attached hereto.

3.	Existing CDOR Loans

With respect to any “CDOR Loan” as defined in the Existing Credit Agreement outstanding as of the date hereof, such Loan shall continue until the expiry of the applicable Interest Period, and then on the last day of such Interest Period shall be automatically converted to a CORRA Loan with an Interest Period of one month (unless a Borrower has delivered a Borrowing Request to convert such Loan into a CORRA Loan with a different Interest Period).

4.	Conditions Precedent to Effectiveness

This agreement shall become effective upon receipt of a signed counterpart by each party hereto.

5.	Confirmation of Representations and No Default

The Borrower represents that no Default has occurred and is continuing and that the representations of the Borrower contained in Article 3 of the Credit Agreement are true and correct in all material respects as if made on and as of the date hereof, except for (i) any representations and warranties that are expressly stated to be made as of a specific date and (ii) any representations and warranties that are already qualified by materiality (in which case they shall be true and correct in all respects as if made on and as of the date hereof). The Borrower also represents and warrants that this agreement is a legal, valid and binding obligation of the Borrower, enforceable against it by the Lender in accordance with its terms except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

6.	Supplemental

This agreement is supplemental to the Credit Agreement and the Credit Agreement will henceforth be read in conjunction with this agreement. The Credit Agreement and this agreement will henceforth be read, interpreted, construed and have effect so far as is practicable as if all the provisions of the Credit Agreement and this agreement were contained in one instrument. For greater certainty, this agreement shall constitute a Financing Document under the Credit Agreement.

7.	Ratification

Except as amended hereby, the Credit Agreement and all of its terms, conditions and obligations are ratified and confirmed.

8.	Headings

The headings of the sections of this agreement are inserted for convenience of reference only and will not affect the construction or interpretation of this agreement.

9.	Governing Law

The parties agree that this agreement will be governed by and construed and interpreted in accordance with the laws of the Province of Ontario.

10.	Counterparts

This agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which will constitute an original, but all of which when taken together will constitute a single contract. Delivery of an executed original counterpart of a signature page of this agreement by facsimile or electronic pdf will be as effective as delivery of a manually executed original counterpart of this agreement.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this agreement.

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary

BEP SUBCO INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary

[Signature Page – 1st Amendment of ARCA (BRPHC / BEP Subco)]

SCHEDULE A

AMENDMENTS TO CREDIT AGREEMENT

See Attached.

Execution Version

AMENDED AND RESTATED SUBORDINATE CREDIT AGREEMENT

between

BROOKFIELD BRP HOLDINGS (CANADA) INC.

as Borrower

and

BEP SUBCO INC.

as Lender

Effective as of December 31, 2023

as amended by a first amending agreement dated June 1, 2024

TABLE OF CONTENTS

Page
ARTICLE 1 DEFINITIONS		1
1.1	Defined Terms	1
1.2	Terms Generally	~~13~~19
1.3	Accounting Terms; GAAP	~~13~~19
1.4	Time	~~13~~19
1.5	Borrowers Jointly and Severally Liable	~~13~~1 9
1.6	Borrowers Bound by Delivered Certificates and Notices	~~14~~20
1.7	Currency Equivalents	~~14~~20
1.8	Amount of Credit	~~14~~20
1.9	Divisions	~~14~~20
1.10	Schedules~~;~~, Exhibits	~~15~~20
ARTICLE 2 THE CREDIT FACILITY		~~15~~21
2.1	Establishment of Credit Facility	~~15~~21
2.2	Loans and Borrowings	~~15~~21
2.3	Requests for Borrowings	~~15~~21
2.4	Interest	~~16~~22
2.5	Evidence of Debt	~~18~~24
2.6	Termination and Reduction by Lender of Credit Commitment	~~18~~24
2.7	Mandatory Repayments of Excess Drawn Amounts	~~19~~25
2.8	Voluntary Prepayments and Cancellation	~~19~~25
2.9	Breakage Costs	~~19~~25
2.10	Alternate Rate of Interest	~~20~~26
2.11	Benchmark Replacement	~~20~~26
2.12	Canadian Benchmark Replacement	~~22~~28
2.13	Increased Costs; Illegality	~~26~~33
2.14	Payments Generally	~~27~~35
2.15	Addition of Borrowers	~~28~~35
2.16	Withholding Tax	~~28~~35
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		~~29~~36
3.1	Organization; Powers	~~29~~36
3.2	Authorization; Enforceability	~~29~~36
3.3	Governmental Approvals; No Conflicts	~~29~~36
3.4	Financial Information	~~29~~37
3.5	Litigation	~~30~~37
3.6	Compliance with Laws and Agreements	~~30~~37
3.7	Taxes	~~30~~37
3.8	Pension Plans	~~30~~37
3.9	No Order or Judgments	~~30~~38
3.10	Insurance	~~30~~38
3.11	Solvency	~~31~~38
3.12	Environmental Matters	~~31~~38

3.13	Money Laundering Laws	~~31~~38
3.14	Office of Foreign Assets Control	~~31~~38
3.15	Survival of Representations and Warranties	~~31~~39
3.16	Deemed Repetition	~~31~~39

ARTICLE 4 CONDITIONS PRECEDENT TO LOANS		~~32~~39

4.1	Conditions to Borrowings	~~32~~39

ARTICLE 5 AFFIRMATIVE COVENANTS		~~32~~39

5.1	Financial Statements and Other Information	~~32~~39
5.2	Existence; Conduct of Business	~~33~~40
5.3	Timely Payment	~~33~~40
5.4	Books and Records	~~33~~40
5.5	Compliance with Laws	~~33~~40
5.6	Insurance	~~33~~40
5.7	Operation of Business	~~33~~41
5.8	Maintenance of Assets	~~34~~41
5.9	Payment of Taxes	~~34~~41
5.10	Use of Proceeds	~~34~~41

ARTICLE 6 NEGATIVE COVENANTS		~~34~~41

6.1	Fundamental Changes	~~34~~41

ARTICLE 7 EVENTS OF DEFAULT		~~35~~42

7.1	Events of Default	~~35~~42
7.2	Legal Proceedings	~~38~~46
7.3	Non-Merger	~~38~~46

ARTICLE 8 SUBORDINATION AND DEPOSITS		~~39~~46

8.1	Subordination	~~39~~46
8.2	Deposits	~~39~~47

ARTICLE 9 MISCELLANEOUS		~~40~~47

9.1	Notices	~~40~~47
9.2	Waivers	~~40~~48
9.3	Expenses; Indemnity	~~41~~48
9.4	Currency Indemnity	~~41~~49
9.5	Successors and Assigns and Additions of Lenders	~~42~~50
9.6	Agreement between Lenders	~~42~~50
9.7	Amendment and Restatement	~~43~~51
9.8	Survival	~~43~~51
9.9	Counterparts; Integration; Effectiveness	~~44~~51
9.10	Severability	~~44~~52
9.11	Right of Set Off	~~44~~52
9.12	Governing Law; Jurisdiction	~~44~~52
9.13	Waiver of Jury Trial	~~44~~52

-ii-

9.14	Headings	~~45~~52
9.15	Limited Recourse	~~45~~52

Exhibit A FORM OF BORROWING REQUEST

Exhibit B FORM OF DEPOSIT RECORD

Exhibit C FORM OF CONFIRMATION OF SUBORDINATION

-iii-

AMENDED AND RESTATED SUBORDINATE CREDIT AGREEMENT

THIS AMENDED AND RESTATED SUBORDINATE CREDIT AGREEMENT is made effective as of December 31, 2023, and is entered into between Brookfield BRP Holdings (Canada) Inc., as the initial Borrower, such Persons as become Borrowers hereunder from time to time, and BEP Subco Inc., as Lender.

The parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Defined Terms

As used in this Agreement, the following terms have the meanings specified below:

“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment.

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment.

“Agreement” means this amended and restated subordinate credit agreement and all schedules and exhibits attached hereto, as amended, restated or supplemented from time to time.

“Applicable Law” means, in respect of any Person, property, transaction, event or other matter, as applicable, all Laws relating or applicable to such Person, property, transaction, event or matter.

“Applicable Margin” means, with respect to any Loan, the applicable rate per annum, expressed as a percentage, set forth in the relevant row of the table below:

Type of Loan	Applicable Margin
Canadian Prime Rate Loan	0.80%
U.S. Base Rate Loan	0.80%
~~CDOR~~CORRA Loan	1.80%
SOFR Loan	1.80%

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, franchise, privilege, certificate, judgment, writ,

injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person and legally binding on such Person.

“Available Amount” means the amount of the Credit Facility as set out in Section 2.1 as reduced from time to time in accordance with the provisions of this Agreement.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section  ~~2.11.2~~2.11.4.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, as applicable, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.11.1.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Lender on the applicable Benchmark Replacement Date:

(a)	the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment; or

(b)

the sum of: (i) the alternate benchmark rate that has been selected by the Lender and the Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment~~.~~;

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Financing Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement:

(a)	for purposes of clause (a) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Lender: (i)

the spread adjustment, or method for calculating or determining such spread adjustment~~,~~ (which may be a positive or negative value or zero) as of the time that such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; or (ii) the spread adjustment (which may be a positive or negative value or zero) as of the time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)

for purposes of clause (b) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Lender and the Borrowers giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Conforming Changes” means, with respect to the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate~~,~~” , the definition of “Business Day~~,~~” , the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Lender decides, in consultation with the Borrowers, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Lender in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if the Lender determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Lender decides, in consultation with the Borrowers, is reasonably necessary in connection with the administration of this Agreement and the other Financing Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); and

(b)

in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

Notwithstanding anything herein to the contrary, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative or do not, or as a specified future date will not, comply with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

Notwithstanding anything herein to the contrary, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Financing Document in accordance with Section 2.11 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Financing Document in accordance with Section 2.11.

“Borrowers” means, collectively, Brookfield BRP Holdings (Canada) Inc. and each Person that agrees to be bound hereunder as a Borrower hereunder pursuant to Section 2.15.

“Borrowing” means any availment of the Credit Facility and includes a rollover or conversion of any outstanding Loan.

“Borrowing Request” means a request by any Borrower for a Borrowing pursuant to Section 2.3.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario or New York, New York are authorized or required by Applicable Law to remain closed and, (a) in the case of any SOFR Loan, is also not a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities and (b) for the limited purpose of calculating Term CORRA or Daily Compounded CORRA in respect of any CORRA Loan, “Business Day” shall only include any day that is not a Saturday, Sunday or any day on which commercial banks are authorized by Applicable Law or required to close in Toronto, Ontario.

“Canadian Available Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (a) if the then current Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof)

that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.12.4.

“Canadian Benchmark” means, initially, the Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be; provided that if a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA, or the then-current Canadian Benchmark, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12.1.

“Canadian Benchmark Replacement” means, with respect to any Canadian Benchmark Transition Event:

(a)	where a Canadian Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; and

(b)

where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Lender and the Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Canadian Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Canadian Dollar-denominated syndicated credit facilities and (ii) the related Canadian Benchmark Replacement Adjustment.

If the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Financing Documents.

“ Canadian Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Canadian Benchmark with a Canadian Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Lender and the Borrowers giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement by the Relevant Canadian Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement for Canadian Dollar-denominated syndicated credit facilities at such time.

“ Canadian Benchmark Replacement Conforming Changes” means, with respect to the use or administration of a Canadian Benchmark or the use, administration, adoption or implementation of any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Canadian Prime Rate,” the definition of “Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Borrowings or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.12 and other technical, administrative or operational matters) that the Lender decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Lender in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if the Lender determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Financing Documents).

“Canadian Benchmark Replacement Date” means, the earliest to occur of the following events with respect to the then-current Canadian Benchmark:

(a)

in the case of clause (a) or (b) of the definition of “Canadian Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof); or

(b)

in the case of clause (c) of the definition of “Canadian Benchmark Transition Event,” the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Canadian Available Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Canadian Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Canadian Available Tenors of such Canadian Benchmark (or the published component used in the calculation thereof).

“Canadian Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Canadian Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark (or such component thereof); or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Canadian Available Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Canadian Benchmark Transition Event” will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Canadian Available Tenor of such Canadian Benchmark (or the published component used in the calculation thereof).

“Canadian Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Financing Document in accordance with Section 2.12 and (b) ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Financing Document in accordance with Section 2.12.

“Canadian Dollars” and “Cdn$” refer to lawful money of Canada.

“Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Rate Loans.

“Canadian Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Canadian Reference Lender and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and (b) ~~the annual rate of~~Adjusted Term CORRA for an interest ~~equal to the sum~~period of ~~the~~ one~~-~~ (1) month ~~CDOR~~ in effect on such day plus 1.0% per annum. If the Canadian Prime Rate is less than the Floor, it shall be deemed to be the Floor hereunder.

“Canadian Prime Rate Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate.

“Canadian Reference Lender” means such bank that is listed on Schedule I of the Bank Act (Canada) that is selected by the Lenders by giving written notice thereof to the Borrowers.

“~~CDOR” means with respect to a CDOR Loan, the rate per annum equal to the average per annum rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed CDOR Loan displayed and identified as such on the CDOR Page of RBSL, rounded to the nearest 1/100th of 1% (with .005% being rounded up), at approximately 10:00 a.m. (Toronto time) on the first day of the Interest Period for such CDOR Loan, with a term equivalent to the Interest Period of such CDOR Loan or if such Interest Period is not equal to a number of months, with a term equivalent to the number of months closest to such Interest Period, plus 0.10%; provided that if such rate does not appear on the CDOR Page of RBSL on such date as contemplated, then the CDOR on such date shall be calculated as the rate for the term referred to above applicable to Canadian Dollar bankers’ acceptances quoted by the Canadian Reference Lender as of 10:00 a.m. (Toronto time) on such date or, if such date is not a Business Day, then on the immediately preceding Business Day, plus 0.10%. If no CDOR is available for a particular Interest Period but CDORs are available for maturities both longer and shorter than such Interest Period, then the CDOR for such Interest Period shall be the CDOR Interpolated Rate plus 0.10%. If CDOR is less than the Floor at any time, it shall be deemed to be the Floor hereunder.~~

~~“CDOR Borrowing” means a Borrowing comprised of one or more CDOR Loans.~~

~~“CDOR Interpolated Rate” means, in relation to any CDOR Loan and its Interest Period, a rate per annum determined by the Lender (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between (a) the applicable CDOR for the longest period for which a CDOR is available that is shorter than such Interest Period and (b) the applicable CDOR for the shortest period for which a CDOR is available that is longer than such Interest Period, in each case as of 11:00 a.m., Toronto time on the day two Business Days prior to the first day of such Interest Period.~~

~~“CDOR Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon CDOR~~Canadian Unadjusted Benchmark Replacement” means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment.

“Change in Control” means the acquisition by any Person other than Brookfield Corporation or its Affiliates (or any combination thereof) of Control of any Borrower.

“Change in Law” means (a) the adoption of any new Law after the date of this Agreement, (b) any change in any existing Law or in the official interpretation or application thereof by any Governmental Authority after the date of this Agreement, or (c) compliance by the Lender or any of its lenders with any request, guideline or directive (whether or not having the force of law, but in the case of a request, guideline or directive not having the force of law, being a request, guideline or directive with which Persons customarily, and are expected by the relevant Governmental Authority to, comply and nevertheless considered to be binding on a Person or such Person’s property) of any Governmental Authority made or issued after the date of this Agreement.

“Control” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Equity Securities, by contract or otherwise, to directly or indirectly direct the management and policies of the other of such Persons, and includes, without limitation: (a) in the case of a corporation or a trust, the ownership, either directly or indirectly through one or more Persons, of Equity Securities of such corporation or trust carrying more than 50% of the votes that may be cast to elect the directors or trustees of such corporation or trust or the Control of the corporate trustee of such trust, either under all circumstances or under some circumstances that have occurred and are continuing, (other than Equity Securities held as collateral for a bona fide debt where the holder thereof is not entitled to exercise the voting rights attached thereto unless a default has occurred), provided that such votes, if exercised, are sufficient to elect a majority of the directors or trustees of such corporation or trust or corporate trustee; and (b) in the case of a general partnership or limited partnership, the power, through the ownership of Equity Securities, by contract or otherwise, to act as the managing partner appointed in respect of such general partnership or the general partner appointed in respect of such limited partnership, or to otherwise Control such managing partner or general partner, as applicable.

“CORRA ” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“CORRA Borrowing” means a Term CORRA Borrowing or a Daily Compounded CORRA Borrowing, as applicable.

“CORRA Loan” means a Term CORRA Loan or a Daily Compounded CORRA Loan, as applicable.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Credit Facility” means the revolving credit facility established pursuant to Section 2.1.1.

“ Daily Compounded CORRA” means, for any day (a “Daily Compounded CORRA Rate Day”), a rate per annum (with interest accruing on a compounded daily basis) equal to CORRA for the day (such day, the “Daily Compounded CORRA Determination Day”), that is five (5) Business Days prior to (i) if such Daily Compounded CORRA Rate Day is a Business Day, such Daily Compounded CORRA Rate Day or (ii) if such Daily Compounded CORRA Rate Day is not a Business Day, the Business Day immediately preceding such Daily Compounded CORRA Rate Day, in each case, as CORRA is published by the administrator; provided, however, that if as of 5:00 p.m. (Toronto time) on any Daily Compounded CORRA Determination Day, CORRA for the applicable tenor has not been published by the administrator and a Canadian Benchmark Replacement Date with respect to Daily Compounded CORRA has not occurred, then Daily Compounded CORRA will be CORRA as published by the administrator on the first preceding Business Day for which CORRA was published by the administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Daily Compounded CORRA Determination Day; and provided further, that to the extent Daily Compounded CORRA as so determined shall, at any time, be less than the Floor, such rate shall be deemed to be Floor for all purposes herein.

“Daily Compounded CORRA Adjustment” means (a) a percentage equal to 0.29547% (29.547 basis points) per annum for one-month’s tenor, and (b) a 0.32138% (32.138 bps) per annum for three-months’ tenor.

“Daily Compounded CORRA Determination Day” has the meaning set forth in the definition of “Daily Compounded CORRA”.

“Daily Compounded CORRA Borrowing” means a Borrowing comprised of one or more Daily Compounded CORRA Loans.

“Daily Compounded CORRA Loan” means a Loan made by the Lender to a Borrower that bears interest at a rate based on Adjusted Daily Compounded CORRA.

“Daily Compounded CORRA Rate Day” has the meaning set forth in the definition of “Daily Compounded CORRA”.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Lender in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that, if the Lender decides that any such convention is not administratively feasible for the Lender, then the Lender may establish another convention in its reasonable discretion.

“Default” means any event or condition which constitutes an Event of Default or which, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Distribution” means, with respect to any Person: (a) the retirement, redemption, retraction, purchase or other acquisition of any Equity Securities of such Person for cash or other property of such Person; (b) the declaration or payment of any dividend, return of capital or other distribution (in cash or other property of such Person) of, on or in respect of, any Equity Securities of such Person; or (c) any other payment or distribution (in cash or other property of such Person) of, on or in respect of any Equity Securities of such Person.

“Dollar Amount” means at any time with respect to outstanding Loans under the Credit Facility, the aggregate of (a) the amount in Dollars of all Loans that are denominated in Dollars, and (b) the Dollar Equivalent at such time of all Loans that are denominated in Canadian Dollars.

“Dollar Equivalent” means, at the date of determination, the amount of Dollars that the Lender could purchase, in accordance with its normal practice, with a specified amount of Canadian Dollars based on the Exchange Rate on such date.

“Dollars” and “$” refer to lawful money of the United States unless otherwise indicated.

“Effective Date” means July 30, 2020, being the date the Credit Facility was first established.

“Environmental Laws” means all applicable federal, provincial, local or foreign laws, rules, regulations, codes, ordinances, orders, decrees, judgements, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, having the force of law and relating to the environment, health and safety, or health protection, including the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any hazardous or regulated material.

“Equity Securities” means, with respect to any Person, any and all shares, units, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including without limitation any interest in a partnership, limited partnership or other similar Person and any unit or beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Event of Default” has the meaning specified in Section 7.1.

“Exchange Rate” means, on any day, the rate at which Canadian Dollars may be exchanged into Dollars as set forth at approximately 11:00 a.m. New York City time on such date on the relevant Reuters screen for Canadian Dollars; provided that if such rate does not appear on any Reuters screen on any date, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be reasonably selected by the Lender.

“Existing Credit Agreement” means the subordinate credit agreement between the Lender and the Borrower dated as of July 30, 2020, as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds (Effective) Rate” means, for any period, a fluctuating rate of interest per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the NYFRB, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Lender from three federal funds brokers of recognized standing selected by it. Notwithstanding the foregoing, if the Federal Funds (Effective) Rate is less than the Floor, it shall be deemed to be the Floor hereunder.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

“Financing Documents” means this Agreement and the Borrowing Requests, together with any other document, instrument or agreement now or hereafter entered into pursuant to or in connection with this Agreement, as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“Floor” means 0.00% per annum.

“GAAP” means generally accepted accounting principles in Canada or the United States in effect from time to time which, for clarity, will include IFRS.

“Governmental Authority” means the Government of Canada or the United States, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court or other ether entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hostile Acquisition” means a proposed acquisition by any Borrower or any Subsidiary in circumstances in which the Person subject to such acquisition will not have, as of the date of the acquisition notice in respect of such acquisition, evidenced its agreement or agreement in principle to such acquisition.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and as in effect from time to time.

“Indemnitee” has the meaning specified in Section 9.3.2.

“Interest Payment Date” means, (a) in the case of any Canadian Prime Rate Loan or U.S. Base Rate Loan, the first Business Day of each month, and (b) in the case of any ~~CDOR~~CORRA Loan or SOFR Loan, the last day of the Interest Period relating to such Loan, provided that if an Interest Period for any ~~CDOR~~CORRA Loan or SOFR Loan exceeds three months (to the extent available), then “Interest Payment Date” shall also include each date which occurs at each three month interval during such Interest Period.

“Interest Period” means, (a) with respect to a ~~CDOR Loan or~~ SOFR Loan, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter or such other periods thereafter as may from time to time be agreed to by the Borrower ~~requesting such Loan~~ and the Lender; and (b) with respect to a CORRA Loan, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one or three months thereafter or such other periods thereafter as may from time to time be agreed to by the Borrower and the Lender; provided that (~~a~~i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (~~b~~i) any Interest Period pertaining to a SOFR Loan or CORRA Loan that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (~~c~~iii) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing. No tenor that is subsequently permanently removed as part of any Benchmark Replacement Conforming Changes or any Canadian Benchmark Replacement Conforming Changes, as applicable, shall be available for specification in a Borrowing Request.

“IRC” means the Internal Revenue Code of 1986, as amended from time to time.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Laws” means all applicable federal, state, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, and all policies, practices, directives and guidelines in each case of any Governmental Authority and having the force of law; and “Law” means any one or more of the foregoing.

“Lenders” means, collectively, BEP Subco Inc. and each Person that becomes a Lender hereunder from time to time.

“Loan” means any SOFR Loan, Canadian Prime Rate Loan, ~~CDOR~~CORRA Loan or U.S. Base Rate Loan made by the Lenders to a Borrower pursuant to this Agreement.

“Material Adverse Effect” means any event, development or circumstance which has had or would have (a) a material adverse effect on the business, assets, properties, operations or financial condition of the Borrowers and their Subsidiaries taken as a whole, or (b) a material adverse effect on the ability of the Borrowers (taken as a whole) to perform their obligations under this Agreement.

“Maturity Date” means the date that is ten (10) years from the Effective Date, unless the Agreement is terminated in accordance with Section 2.6, in which case the Maturity Date shall be the date the Agreement is so terminated.

“Money Laundering Laws” has the meaning specified in Section 3.13.

“NYFRB” means the Federal Reserve Bank of New York.

“Obligations “ means all present and future debts, liabilities and obligations of the Borrowers to the Lenders under this Agreement, whether absolute or contingent, due or to become due, existing on the Effective Date or thereafter arising, including without limitation with respect to all Loans, and all interest and fees owing hereunder (including those that accrue after the commencing by or against any Borrower of any insolvency or similar proceeding).

“OFAC” has the meaning specified in Section 3.14.

“OFAC Lists” has the meaning specified in Section 3.14.

“Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, limited partnership, Governmental Authority or other entity.

“~~RBSL” means Refinitiv Benchmark Services (UK) Limited~~Relevant Canadian Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Relevant Governmental Body “ means the Federal Reserve Board or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board or the NYFRB, or any successor thereto.

“Responsible Officer” means, in respect of any Person, any director or officer of such Person or the general or managing partner of such Person.

“Senior Debt” has the meaning given to that term in Section 8.1(a).

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the NYFRB, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Borrowing” means a Borrowing comprised of one or more SOFR Loans.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “U.S. Base Rate”.

“Specified Threshold Amount” means, as at any date, the greater of (a) $125,000,000 and (b) an amount equal to 10% of the Borrowers’ consolidated equity as at such date.

“Subsidiaries” means, collectively, the subsidiaries of the Borrowers, and “Subsidiary” means any of them.

“subsidiary” means, with respect to any Person at any date, any corporation, limited liability company, partnership, limited partnership, trust or other entity of which securities or other ownership interests representing more than 50% of the combined voting stock are owned, directly or indirectly, by such Person or by any one or more subsidiaries of such Person.

“Taxes” means all present and future taxes, charges, fees, levies, imposts, surtaxes, duties and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges of any nature, imposed by any Governmental Authority and whether disputed or not.

“Term CORRA” means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day. Notwithstanding the foregoing, to the extent Term CORRA is less than the Floor at any given time, it shall be deemed to be the Floor.

“Term CORRA Adjustment” means (a) a percentage equal to 0.29547% (29.547 basis points) per annum for one-month’s tenor, and (b) a 0.32138% (32.138 bps) per annum for three-months’ tenor.

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

“Term CORRA Borrowing” means a Borrowing comprised of one or more Term CORRA Loans.

“Term CORRA Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon Adjusted Term CORRA.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Term SOFR” means, for the applicable tenor, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) Business Days prior to the first day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the

applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Term SOFR Determination Day, provided, that if Term SOFR determined as provided above shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Lenders in their reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Type”, when used in reference to any Loan or Borrowing, refers to whether such Loan or Borrowing is a U.S. Base Rate Loan, Canadian Prime Rate Loan, SOFR Loan or ~~CDOR~~CORRA Loan or a U.S. Base Rate Borrowing, Canadian Prime Borrowing, SOFR Borrowing or ~~CDOR~~CORRA Borrowing, as the case may be.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“U.S. Base Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by a commercial Canadian or U.S. bank selected by the Lenders and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on Dollar-denominated commercial loans in Canada, (b) the Federal Funds (Effective) Rate in effect on such day plus 0.50% per annum, and (c) the Adjusted Term SOFR for a one-month term in effect on such day plus 1.00%. Any change in the U.S. Base Rate due to a change in the applicable base rate, the Federal Funds (Effective) Rate or such Adjusted Term SOFR shall be effective from and including the effective date of such change in the applicable base rate, the Federal Funds (Effective) Rate or such Adjusted Term SOFR, respectively.

“U.S. Base Rate Borrowing” means a Borrowing comprised of one or more U.S. Base Rate Loans.

“U.S. Base Rate Loan” means a Loan denominated in Dollars which bears interest at a rate based upon the U.S. Base Rate.

“Withholdings” has the meaning given to that term in Section 2.16.

1.2	Terms Generally

The definitions of terms herein will apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation”. Unless the context requires otherwise: (a) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (b) any reference herein to any statute or any Section thereof will, unless otherwise expressly stated, be deemed to be a reference to such statute or Section as amended, restated or re-enacted from time to time; (c) any reference herein to any Person will be construed to include such Person’s successors and permitted assigns; (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (e) all references herein to Articles, Sections and Exhibits will be construed to refer to Articles and Sections of, and Exhibits to, this Agreement; and (f) the words “asset” and “property” will be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contractual rights.

1.3	Accounting Terms; GAAP

Except as otherwise expressly provided herein, all terms of an accounting or financial nature will be construed in accordance with GAAP, as in effect from time to time.

1.4	Time

All time references herein will, unless otherwise specified, be references to local time in Toronto, Ontario, Canada. Time is of the essence of this Agreement.

1.5	Borrowers Jointly and Severally Liable

Each Person that becomes a Borrower is jointly and severally liable for all Obligations, including the obligation to pay all amounts owing hereunder to the Lenders on the dates such amounts are due and on the Maturity Date. Each Borrower agrees that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory repayment, by acceleration or otherwise), the Borrowers will, jointly and severally, promptly pay the same without any demand or notice whatsoever and each Borrower jointly and severally irrevocably and unconditionally accepts joint and several liability with respect to the payment and performance of all Obligations of each other Borrower, it being the intention of the parties hereto that all Obligations be joint and several obligations of each Borrower without preference or distinction among them. Each Borrower agrees that delivery of funds to any Borrower under this Agreement shall constitute valuable consideration and reasonably equivalent value to all Borrowers for purposes of binding them and their assets on a joint and several basis for the Obligations hereunder. Each Borrower agrees that it will not seek payment, directly or indirectly, from any other Borrower through a claim of indemnity, contribution, subrogation or otherwise until all Obligations have been repaid in full and the Credit Facility has terminated.

1.6	Borrowers Bound by Delivered Certificates and Notices

Each Borrower hereby authorizes each other Borrower to deliver or submit to the Lender on behalf of such Borrower (and all other Borrowers) any Borrowing Request, notice or certificate required or permitted to be delivered or submitted by it or on its behalf hereunder and agrees that it will be bound by, and shall be responsible for any information set forth in any such Borrowing Request, notice or certificate to the same extent as if such Borrowing Request, notice or certificate had been executed by a Responsible Officer of such Borrower and delivered or submitted by such Borrower.

1.7	Currency Equivalents

For purposes of determining (a) whether the amount of any Borrowing, together with all other Borrowings then outstanding or to be borrowed at the same time as such Borrowing, would exceed the Available Amount, (b) the unutilized amount of the Credit Facility, and (c) the outstanding principal amount of any Borrowing, the outstanding principal amount of any Loan that is denominated in Canadian Dollars shall be deemed to be the Dollar Equivalent of such amount determined as of the applicable determination date.

1.8	Amount of Credit

Any reference herein to the amount of credit outstanding means, at any particular time:

(a)	in the case of a Canadian Prime Rate Loan or ~~CDOR~~CORRA Loan, the Dollar Equivalent of the principal amount thereof; and

(b)	in the case of a SOFR Loan or U.S. Base Rate Loan, the principal amount of such Loan.

1.9	Divisions

For all purposes of this Agreement, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person; and (b) if any Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Securities at such time.

1.10	Schedules~~;~~, Exhibits

The following are the Schedules and Exhibits annexed hereto, incorporated by reference and deemed to be a part hereof:

Exhibits:	A -	Borrowing Request
	B -	Form of Deposit Record
	C -	Form of Confirmation of Subordination

ARTICLE 2

THE CREDIT FACILITY

2.1	Establishment of Credit Facility

2.1.1

Subject to the terms and conditions set forth herein, the Lenders hereby establish in favour of the Borrowers a Credit Facility in the amount of $1,750,000,000 (the “Available Amount”) and commit to make Loans to the Borrowers from time to time until the Maturity Date, the aggregate outstanding principal amount of all such Loans not exceeding at any time the Available Amount. Subject to the terms and conditions of this Agreement, the Borrowers may borrow, repay and re-borrow Loans.

2.1.2

Advances under the Credit Facility are to be used by the Borrowers for their general corporate purposes, provided that in no event will the Credit Facility be used to finance a Hostile Acquisition without the consent of the Lenders.

2.2	Loans and Borrowings

Each Borrowing under the Credit Facility will be comprised of U.S. Base Rate ~~Loans~~Borrowings or SOFR ~~Loans~~Borrowings in Dollars, or Canadian Prime ~~Rate Loans or CDOR Loans~~Borrowings or CORRA Borrowings in Canadian Dollars, as any Borrower may request in accordance herewith.

2.3	Requests for Borrowings

2.3.1

To request a Borrowing under the Credit Facility, any Borrower shall notify the Lenders of such request by written Borrowing Request substantially in the form of Exhibit A not later than 11:00 a.m., Toronto time, four (4) Business Days before the date of the proposed Borrowing or such shorter period as the Lenders may agree to. Each Borrowing Request shall be irrevocable. The Lenders are entitled to rely upon and act upon any Borrowing Request given or purportedly given by any Borrower, and each Borrower hereby waives the right to dispute the authenticity and validity of any such transaction once the Lenders have advanced funds, based on such Borrowing Request. Each Borrowing Request shall specify the following information:

(a)	the aggregate amount of the requested Borrowing;

(b)	the date of such Borrowing, which shall be a Business Day;

(c)	whether such Borrowing is to be a U.S. Base Rate Borrowing, a SOFR Borrowing, a Canadian Prime Borrowing or a ~~CDOR~~CORRA Borrowing;

(d)

in the case of a ~~CDOR~~CORRA Borrowing or SOFR Borrowing, the initial Interest Period to be applicable to such Borrowing, which shall be a period contemplated by the definition of the term “Interest Period”; and

(e)	the location and number of the Borrower’s account to which funds are to be disbursed.

2.3.2

Each ~~CDOR~~CORRA Borrowing and SOFR Borrowing under the Credit Facility initially shall have the Interest Period specified in the applicable Borrowing Request. Thereafter, a Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and elect a new Interest Period therefor. The Borrowers may elect different options with respect to different portions of the affected Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3.2, a Borrower shall notify the Lenders of such election by delivering a Borrowing Request required under Section 2.3.1 as if the Borrower were requesting a Borrowing to be made on the effective date of such election. Each such Borrowing Request shall be irrevocable. In addition to the information specified in Section 2.3.1, each Borrowing Request shall specify the Loan to which such request applies and, if different options are elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing. If no election is made pursuant to this Section 2.3.2 at the end of an Interest Period applicable to any ~~CDOR~~CORRA Loan or SOFR Loan, the applicable Borrower shall be deemed to have elected an Interest Period of one month for such ~~CDOR~~CORRA Loan or SOFR Loan for the immediately following Interest Period. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Lenders so notify the Borrowers, then so long as an Event of Default is continuing (a) no outstanding Loan may be converted to or continued as a ~~CDOR~~CORRA Borrowing or SOFR Borrowing and (b) unless repaid, each ~~CDOR~~CORRA Loan and SOFR Loan shall be converted to a Canadian Prime Borrowing or U.S. Base Rate Borrowing, respectively, at the end of the then-current Interest Period applicable thereto.

2.3.3	Each ~~CDOR~~CORRA Borrowing and SOFR Borrowing will be subject to Sections 2.10, 2.11 and 2.12~~.~~

~~2.3.4~~

~~With respect to any “LIBOR Loan” as defined in the Existing Credit Agreement outstanding as of the date hereof, such Loan shall continue until the expiry of the~~, as applicable ~~Interest Period, and then on the last day of such Interest Period shall be automatically converted to a SOFR Loan with an Interest Period of one month (unless a Borrower has delivered a Borrowing Request to convert such Loan into a SOFR Loan with a different Interest Period)~~.

2.4	Interest

2.4.1

The Loans under the Credit Facility comprising each U.S. Base Rate Borrowing and Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the U.S. Base Rate and Canadian Prime Rate, respectively, plus the Applicable Margin from time to time in effect.

2.4.2

The Loans under the Credit Facility comprising each ~~CDOR~~CORRA Borrowing shall bear interest (computed on the basis of ~~the actual number of days in the relevant Interest Period over~~ a year of 365 ~~or 366~~ days~~, as the case may be~~) at ~~CDOR~~CORRA for the Interest Period in effect for such ~~CDOR Loans~~CORRA Loan plus the Applicable Margin from time to time in effect.

2.4.3

The Loans under the Credit Facility comprising each SOFR Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at Adjusted Term SOFR for the Interest Period in effect for such SOFR Loans plus the Applicable Margin from time to time in effect.

2.4.4

It is understood and agreed that if at any time after the date hereof the Lender’s cost of borrowing is increased, the Lender will be entitled, after consultation with the Borrowers, to increase the Applicable Margin that is applicable to all or any Types of Loans or Borrowings to reflect the Lender’s increased cost of making such Loans or Borrowings available to the Borrowers.

2.4.5

The applicable U.S. Base Rate, Canadian Prime Rate, Adjusted Term SOFR and ~~CDOR~~CORRA shall be determined by the Lender, and such determination shall, absent manifest error, constitute prima facie evidence thereof.

2.4.6

Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date and upon termination of the Credit Facility, and in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment together with all applicable breakage costs.

2.4.7

All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day.

2.4.8

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

2.4.9

If any provision of this Agreement would oblige any Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by Law or would result in a receipt by the Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by the Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest required to be paid to the Lender under this Section 2.4; and

(b)	thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

2.4.10

Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, the Loans will bear interest to the extent permitted by Applicable Law, after as well as before judgment, at a rate per annum equal to 2.0% plus the rate otherwise applicable to such Loans. All other amounts owing under this Agreement will bear interest at an interest rate equal to the one month Adjusted Term SOFR plus 4.0% per annum.

2.5	Evidence of Debt

2.5.1

The Lenders shall maintain accounts in which they shall record (a) the amount of each Loan made hereunder and the relevant Interest Periods applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to such Lender hereunder, and (c) the amount of any sum received by such Lender hereunder.

2.5.2

The entries made in the accounts maintained pursuant to Section 2.5.1 shall be prima facie evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans and all other amounts payable in connection therewith, including interest and fees, in accordance with the terms of this Agreement.

2.6	Termination and Reduction by Lender of Credit Commitment

2.6.1

The Lenders may at any time after the fifth anniversary of the Effective Date, upon giving the Borrowers 90 days’ prior written notice, terminate their commitments with respect to the Credit Facility and the Borrowers must repay all amounts outstanding under the Credit Facility (including all interest and fees payable hereunder) on the termination date that is so elected by the Lenders.

2.6.2

Upon the occurrence of a Change in Control, the Lenders shall have the right to terminate its commitment with respect to the Credit Facility upon giving the Borrowers 90 days’ prior written notice. If the Lenders so terminate the Credit Facility, the Borrowers must repay all amounts outstanding under the Credit Facility (including all interest and fees payable hereunder) on the termination date that is so elected by the Lenders.

2.6.3

Unless previously terminated, the commitment of each Lender with respect to the Credit Facility will terminate on the Maturity Date and each Borrower hereby unconditionally jointly and severally promises to pay to the Lenders the then unpaid principal amount of each Loan on the Maturity Date (or such earlier date that the Loans have been accelerated pursuant to the last paragraph of Section 7.1) together with all interest accrued thereon and other amounts outstanding under this Agreement.

2.7	Mandatory Repayments of Excess Drawn Amounts

If at any time the Lenders determine that the Dollar Amount outstanding under the Credit Facility exceeds the Available Amount, then upon written notice from the Lenders to such effect, the Borrowers will, within 24 hours, make a prepayment of the Credit Facility in an amount equal to such excess.

2.8	Voluntary Prepayments and Cancellation

The Borrowers may, from time to time at their option, prepay any Loan without premium or penalty or permanently reduce the Available Credit of the Credit Facility, provided that:

(a)	any prepayment or reduction is in a minimum amount of $100,000;

(b)

the Borrowers pay concurrently with any such prepayment all interest accrued on the amount prepaid together with breakage costs, if any, incurred by the Lenders as a result of any such prepayment and that are payable pursuant to Section 2.9;

(c)

the Lenders receive written notice of such prepayment, at least three Business Days prior to the date of such prepayment and specifying the amount and date of such prepayment. Any such notice shall be irrevocable and the Borrowers shall be bound to prepay in accordance with such notice; and

(d)

in the event that the notice provided to the Lenders in accordance with (c) above, indicates that the prepaid amount is to permanently prepay the Credit Facility pursuant to this Section 2.8, then the amount prepaid may not be re-borrowed thereunder (otherwise, the Borrowers will retain the right to re-borrow amounts prepaid in accordance with the terms and conditions of this Agreement).

2.9	Breakage Costs

If (a) any Borrower fails to borrow or continue any ~~CDOR~~CORRA Loan or SOFR Loan on the date specified in any Borrowing Request delivered pursuant hereto, or (b) any ~~CDOR~~CORRA Loan or SOFR Loan is paid for any reason on any day other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default or voluntary or mandatory prepayment), then the Borrowers will compensate the Lenders for all loss, costs and expenses that the Lenders incur in connection with such event (including all loss, costs and expenses that the Lender incurs under its own credit facilities), as determined by the Lenders. A certificate of a Lender setting forth any amount or amounts that the Lender is entitled to receive pursuant to this Section 2.9 will be delivered to the Borrowers and will, absent manifest error, constitute prima facie evidence thereof. The Borrowers will pay a Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

2.10	Alternate Rate of Interest

~~If~~Subject to Section 2.12, if prior to the commencement of any Interest Period for a ~~CDOR~~CORRA Borrowing or SOFR Borrowing:

(a)	the Lenders determine that adequate and reasonable means do not exist for ascertaining ~~CDOR~~CORRA or SOFR for such Interest Period; or

(b)

the Lenders determine that ~~CDOR~~CORRA or SOFR for such Interest Period will not adequately and fairly reflect the cost to the Lenders of making or maintaining ~~CDOR~~CORRA Loans or SOFR Loans included in such Borrowing for such Interest Period;

then the Lenders shall give notice thereof to the Borrowers as promptly as practicable thereafter and, until the Lenders notify the Borrowers that the circumstances giving rise to such notice no longer exist, (i) any Borrowing Request that requests the continuation of any Borrowing as an affected ~~CDOR~~CORRA Borrowing or a SOFR Borrowing (as applicable) shall be deemed to request conversion to a Canadian Prime Borrowing or U.S. Base Rate Borrowing (as applicable), and (ii) any Borrowing Request that requests an affected ~~CDOR~~CORRA Borrowing or SOFR Borrowing (as applicable) shall be made as a Canadian Prime Borrowing or U.S. Base Rate Borrowing (as applicable).

2.11	Benchmark Replacement

2.11.1

Benchmark Replacement Setting. Notwithstanding anything to the contrary herein or in any other Financing Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Financing Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Financing Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Financing Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Borrowers without any amendment to, or further action or consent of any other party to, this Agreement or any other Financing Document so long as the Lender has not received, by such time, written notice of objection to such Benchmark Replacement from any Borrower. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

2.11.2

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Lender will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Financing Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Financing Document.

2.11.3

Notices; Standards for Decisions and Determinations. The Lender will promptly notify the Borrowers of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Lender will notify the Borrowers of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.11.4 and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Lender pursuant to this Section 2.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.11.

2.11.4

Unavailability of Benchmark. Notwithstanding anything to the contrary herein or in any other Financing Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lender in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Lender may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Lender may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

2.11.5

Conversions or Continuations to Base Rate Loans. Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any pending request for a SOFR Borrowing, or conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any request for a SOFR Borrowing or a conversion to or continuation of a SOFR Borrowing into a request for a Borrowing of or conversion to a U.S. Base Rate Loan. During a Benchmark

Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

2.12	Canadian Benchmark Replacement

2.12.1

Replacing ~~CDOR. On May 16, 2022, RBSL, the administrator of CDOR, announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all Canadian Available Tenors of CDOR have either permanently or indefinitely ceased to be provided by RBSL, if~~Future Canadian Benchmarks. Notwithstanding anything to the contrary herein or in any other Financing Document, if a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior any setting of the then~~-~~-current Canadian Benchmark ~~is CDOR, the~~, then (x) if a Canadian Benchmark Replacement is determined in accordance with clause (a) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Financing Document in respect of ~~any~~such Canadian Benchmark setting ~~of such Canadian Benchmark on such day~~ and ~~all~~ subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Financing Document~~. If the Canadian Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on a quarterly basis.~~

~~2.12.2~~

~~Replacing Future Canadian Benchmarks. Upon the occurrence of~~ and (y) if a Canadian Benchmark ~~Transition Event, the~~Replacement is determined in accordance with clause (b) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace ~~the then-current~~such Canadian Benchmark for all purposes hereunder and under any Financing Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Borrowers ~~by the Lenders~~ without any amendment to, or further action or consent of any other party to, this Agreement or any other Financing Document ~~so long as the Lenders have not received, by such time, written notice of objection to such Canadian Benchmark Replacement from the Borrowers. At any time that the administrator of the then-current Canadian Benchmark has permanently or indefinitely ceased to provide such Canadian Benchmark or such Canadian Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such Canadian Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored, the Borrowers may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Canadian Benchmark until the Borrowers’ receipt of notice from the Lenders that a Canadian Benchmark Replacement has replaced~~

~~such Canadian Benchmark, and, failing that, the Borrowers will be deemed to have converted any such request into a request for a borrowing of or conversion to Canadian Prime Borrowings. During the period referenced in the foregoing sentence, the component of Canadian Prime Rate based upon the Canadian Benchmark will not be used in any determination of Canadian Prime Rate~~. If the Canadian Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period.

2.12.2

~~2.12.3~~ Canadian Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation ~~and administration~~ of a Canadian Benchmark Replacement, the Lenders will have the right to make Canadian Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Financing Document, any amendments implementing such Canadian Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

2.12.3

~~2.12.4~~ Notices; Standards for Decisions and Determinations. The Lenders will promptly notify the Borrowers of (i) the implementation of any Canadian Benchmark Replacement~~,~~ and (ii) ~~any occurrence of a Term CORRA Transition Event, and (iii)~~ the effectiveness of any Canadian Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Lenders will notify the Borrowers of (x) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to Section 2.12.4 and (y) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Lenders pursuant to this Section~~,~~ 2.12 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non~~-~~-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from any other party ~~hereto~~to this Agreement or any other Financing Document, except, in each case, as expressly required pursuant to this Section 2.12.

2.12.4

~~2.12.5~~ Unavailability of Tenor of Canadian Benchmark. ~~At~~Notwithstanding anything to the contrary herein or in any other Financing Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then~~-~~-current Canadian Benchmark is a term rate (including the Term CORRA ~~or CDOR)~~Reference Rate) and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lenders in their reasonable discretion or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then ~~(i)~~ the Lenders may modify the definition of “Interest Period” (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove ~~any tenor of~~ such ~~Canadian Benchmark that is~~ unavailable or non~~-~~-representative ~~for Canadian Benchmark (including Canadian Benchmark Replacement) settings and (ii) the Lenders may~~tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Lenders may modify the definition of “Interest Period” (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate ~~any~~ such previously removed tenor ~~for Canadian Benchmark (including Canadian Benchmark Replacement) settings~~.

~~2.12.6~~

~~Secondary Term CORRA Conversion. Notwithstanding anything to the contrary herein or in any Financing Document and subject to the proviso below in this clause, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the Canadian Benchmark Replacement described in clause (1)(a) of such definition will replace the then-current Canadian Benchmark for all purposes hereunder or under any Financing Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Financing Document; and (ii) each Loan outstanding on the Term CORRA Transition Date bearing interest based on the then-current Canadian Benchmark shall convert, on the last day of the then-current interest payment period, into a Loan bearing interest at the Canadian Benchmark Replacement described in clause (1)(a) of such definition for the respective Canadian Available Tenor as selected by a Borrower as is available for the then-current Canadian Benchmark; provided that, this Section 2.12.6 shall not be effective unless the Lenders have delivered to the Borrowers a Term CORRA Notice, and so long as the Lenders have not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from any Borrower.~~

~~2.12.7~~

~~Credit Spread Adjustment. The Borrowers and the Lenders agree to amend the credit spread adjustment provided for in the definition of “Canadian Benchmark Replacement” from time to time to give effect to any evolving or then-prevailing market convention with respect to the applicable credit spread adjustment for Term CORRA or Daily Compounded CORRA, including any applicable recommendations made by the Relevant Canadian Governmental Body, for Canadian Dollar-denominated syndicated credit facilities at such time.~~

~~2.12.8~~	~~Definitions used in this Section 2.12. The following terms used in this Section 2.12 have the meanings set out herein:~~

~~“Canadian Available Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if the then-current Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark, as applicable, pursuant to this Agreement as of such date.~~

~~“Canadian Benchmark” means, initially, CDOR; provided that if a replacement of the Canadian Benchmark has occurred pursuant to this Section titled “Canadian Benchmark Replacement”, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Canadian Benchmark” shall include, as applicable, the published component used in the calculation thereof.~~

~~“Canadian Benchmark Replacement”, means, for any Canadian Available Tenor:~~

~~(1)~~	~~For purposes of Section 2.12.1, the first alternative set forth below that can be determined by the Lenders:~~

~~(a)~~

~~the sum of: (i) Term CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a Canadian Available Tenor of three-months’ duration, or~~

~~(b)~~

~~the sum of: (i) Daily Compounded CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a Canadian Available Tenor of three-months’ duration; and~~

~~(2)~~

~~For purposes of Section 2.12.2, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Lenders and the Borrowers as the replacement for such Canadian Available Tenor of such Canadian Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Canadian Governmental Body, for Canadian Dollar-denominated syndicated credit facilities at such time;~~

~~provided that, if the Canadian Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Financing Documents.~~

~~“Canadian Benchmark Replacement Conforming Changes” means, with respect to any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “CDOR”, “Canadian Prime Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Lenders decide may be appropriate to reflect the adoption and implementation of such Canadian Benchmark Replacement and to permit the administration thereof by the Lenders in a manner substantially consistent with market practice (or, if the Lenders decide that adoption of any portion of such market practice is not administratively feasible or if the Lenders determine that no market practice for the administration of such Canadian Benchmark Replacement exists, in such other manner of administration as the Lenders decide is reasonably necessary in connection with the administration of this Agreement and the other Financing Documents).~~

~~“Canadian Benchmark Transition Event” means, with respect to any then-current Canadian Benchmark other than CDOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Canadian Benchmark, the regulatory supervisor for the administrator of such Canadian Benchmark, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark, a resolution authority with jurisdiction over the administrator for such Canadian Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Canadian Available Tenors of such Canadian Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such Canadian Benchmark or (b) all Canadian Available Tenors of such Canadian Benchmark are or will no longer be representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored.~~

~~“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).~~

~~“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Lenders in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Canadian Governmental Body for determining compounded CORRA for business loans; provided that if the Lenders decide that any such convention is not administratively feasible for the Lenders, then the Lenders may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.~~

~~“Relevant Canadian Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.~~

~~“Term CORRA” means, for the applicable corresponding tenor, the forward-looking term rate based on CORRA that has been selected or recommended by the Relevant Canadian Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Lenders in their reasonable discretion at approximately a time and as of a date prior to the commencement of an Interest Period determined by the Lenders in their reasonable discretion in a manner substantially consistent with market practice.~~

~~“Term CORRA Notice” means the notification by the Lenders to the Borrowers of the occurrence of a Term CORRA Transition Event.~~

~~“Term CORRA Transition Date” means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Borrowers, for the replacement of the then-current Canadian Benchmark with the Canadian Benchmark Replacement described in clause (1)(a) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice.~~

~~“Term CORRA Transition Event” means the determination by the Lenders that (a) Term CORRA has been recommended for use by the Relevant Canadian Governmental Body, and is determinable for any Canadian Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Lenders and (c) a Canadian Benchmark Replacement, other than Term CORRA, has replaced CDOR in accordance with Section 2.12.1.~~

2.12.5

Canadian Benchmark Unavailability Period. Upon the Borrowers’ receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, any Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Loans, which are of the Type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, any Borrower will be deemed to have converted any such request into a request for Loans of or conversion to, (i) for a Canadian Benchmark Unavailability Period in respect of the Term CORRA Reference Rate, Daily Compounded CORRA Loans, and (ii) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than the Term CORRA Reference Rate, Canadian Prime Rate Loans

2.13	Increased Costs; Illegality

2.13.1	If any Change in Law shall:

(a)

impose, modify or deem applicable any reserve, special deposit, additional capital, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender or any of its lenders; or

(b)

impose on the Lender or any of its lenders any other condition affecting any cost or charge directly or indirectly incurred by the Lender in connection with a Loan hereunder (including the imposition on the Lender or any of its lenders of, or any change to, any Tax or other charge with respect to its or their ~~CDOR~~CORRA Loans or SOFR Loans or participation therein, or its obligation to make ~~CDOR~~CORRA Loans or SOFR Loans);

and the result of any of the foregoing shall be to increase the cost to the Lender of making, continuing, converting to or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

2.13.2

If the Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the Lender’s rate of return with respect to the Loans made by the Lender to a level below that which the Lender would have achieved but for such Change in Law prior to the occurrence of such Change in Law, then from time to time the Borrowers will pay to the Lender such additional amount or amounts as will compensate the Lender for any such reduction suffered.

2.13.3

A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender as specified in Sections 2.13.1 or 2.13.2 shall be delivered to the Borrowers, and any such certificate shall include a brief description of the Change in Law and a calculation of the amount or amounts necessary to compensate the Lender and shall, absent manifest error, be prima facie evidence of the amount of such compensation. The Borrowers shall pay the Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

2.13.4	Failure or delay on the part of the Lender to demand compensation pursuant to this Section 2.13 shall not constitute a waiver of the Lender’s right to demand such compensation.

2.13.5

In the event that the Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, constitute prima facie evidence thereof) at any time that the making or continuance of any Type of Loan has become unlawful or materially restricted as a result of compliance by the Lender in good faith with any Applicable Law, then, in any such event, the Lender shall give prompt notice (by telephone and confirmed in writing) to the Borrowers of such determination. Upon the giving of the notice to the Borrowers referred to in this Section 2.13.5, the Borrowers’ right to request (by continuation or otherwise), and the Lender’s obligation to make, Loans of that Type shall be immediately suspended and if the affected Type of Loans are then outstanding, the Borrowers shall immediately, or if permitted by Applicable Law, no later than the date permitted thereby, upon at least one Business Day prior written notice to the Lender, convert each such affected Type of Loan into a Type of Loan that is not so affected.

2.14	Payments Generally

The Borrowers shall make each payment required to be made by them hereunder (whether of principal, interest or fees, amounts payable under any of Sections 2.9 or 2.13 or otherwise) prior to 12:00 p.m., Toronto time, on the date when due, in immediately available funds, without set-off or counterclaim except for any deductions or withholdings for any present or future Taxes or similar charges that a Borrower is required to make pursuant to Applicable Law. Any amounts received after such time on any date may, in the discretion of the Lenders, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. The Borrowers shall make payments to the Lenders in accordance with instructions provided by the Lenders to the Borrowers.

2.15	Addition of Borrowers

Any Borrower may elect from time to time to designate another Subsidiary or a subsidiary of Brookfield Renewable Partners L.P. as a Borrower hereunder subject to delivering to the Lenders a signed accession agreement in the form required by the Lenders and from and after the date of such designation, such Person shall for all purposes be a “Borrower” hereunder.

2.16	Withholding Tax.

2.16.1

Any and all payments required to be made by or on behalf of the Borrowers under this Agreement will be made free and clear of, and without deduction or withholding for, or on account of, any present or future Taxes or similar charges (collectively, the “Withholdings”) unless such Withholdings are required to be made under Applicable Law. If a Borrower is so required to deduct or withhold any Withholdings from any amount payable to any Lender:

(a)	The applicable Borrower will remit the Withholdings to the appropriate taxation authority following its deduction or withholding prior to the date on which penalties attach thereto.

(b)

Within 30 days after such Withholdings have been remitted, the applicable Borrower will deliver to the applicable Lender evidence satisfactory to such Lender, acting reasonably, that the taxes or charges in respect of which such deduction or withholding was made have been remitted to the appropriate taxation authority.

2.16.2

If a payment made to any Lender under this Agreement by any Borrower would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to such Borrower at the time or times prescribed by law and at such time or times reasonably requested by such Borrower such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by such Borrower as may be necessary for it to comply with its obligations under FATCA and to determine that such Lender has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this 2.16.2, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

2.16.3

The Borrowers will pay any and all present or future stamp or documentary taxes or any other taxes or arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with Applicable Law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Each Borrower represents and warrants to the Lenders that:

3.1	Organization; Powers

It is organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority and holds all requisite licences, permits, approvals and qualifications necessary to carry on its business as presently conducted, and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except to the extent that the failure to be so qualified would not have a Material Adverse Effect.

3.2	Authorization; Enforceability

This Agreement is within its corporate or partnership power and has been authorized by all necessary corporate and other action. This Agreement has been executed and delivered by it and constitute legal, valid and binding obligations of it, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3	Governmental Approvals; No Conflicts

This Agreement, except for matters that, individually or in the aggregate would not result in a Material Adverse Effect, (a) does not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, (b) does not violate any Applicable Law or its constating or organizational documents or any order of any Governmental Authority, (c) does not violate in any material way or result in a default under any indenture, agreement or other instrument binding upon it or any of its assets, or give rise to a right thereunder to require any payment to be made by it, and (d) does not result in the creation or imposition of any lien on any of its assets.

3.4	Financial Information

3.4.1

All financial statements delivered to the Lenders pursuant to this Agreement in respect of a Borrower present fairly, in all material respects, the financial position and results of operations and cash flows of such Borrower as of such dates and for such periods of such financial statements, in accordance with GAAP.

3.4.2

All written information (including that disclosed in all financial statements) pertaining to the Borrowers that has been made available to the Lenders by any Borrower or any authorized representative of any Borrower, taken as a whole, was, when furnished, complete and correct in all material respects and did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made.

3.5	Litigation

There are no actions, suits or proceedings pending or, to any Borrower’s actual knowledge, threatened against or affecting any Borrower, any of the Subsidiaries or any of their assets that would, if determined adversely, affect the legality or enforceability of this Agreement or have a Material Adverse Effect.

3.6	Compliance with Laws and Agreements

Except for any matters that, individually or in the aggregate, would not result in a Material Adverse Effect, the Borrowers and the Subsidiaries are in compliance with all Laws applicable to them or their property (including all labour laws) and all indentures, agreements and other instruments binding upon them or their property (including all labour contracts). Except for any matters that, individually or in the aggregate, would not result in a Material Adverse Effect, the Borrowers and the Subsidiaries have not violated or failed to obtain any Authorization necessary to the ownership of their property or assets or the conduct of their businesses.

3.7	Taxes

The Borrowers and the Subsidiaries have timely filed or caused to be filed all Tax returns and reports required to have been filed and have paid or caused to be paid all Taxes required to have been paid (including all instalments with respect to the current period) and have made adequate provision for Taxes for the current period, except Taxes which individually or in the aggregate would not have a Material Adverse Effect.

3.8	Pension Plans

All material obligations of the Borrowers and the Subsidiaries (including fiduciary, funding, investment and administration obligations) required to be performed in connection with their pension and benefit plans and the funding agreements therefor have been performed on a timely basis and there are no unfunded or undisclosed liabilities thereunder, except to the extent that the same individually or in aggregate would not result in a Material Adverse Effect.

3.9	No Order or Judgments

There are no orders, judgments, award or decrees outstanding against any Borrower or any Subsidiary, or affecting their assets, that would have a Material Adverse Effect.

3.10	Insurance

Except for any matters which would individually or in aggregate not have a Material Adverse Effect, all policies of fire, liability, workers’ compensation, casualty, flood, business interruption, third party liability, and other forms of insurance owned or held by the Borrowers and the Subsidiaries provide insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) in each case as are usually insured against in the same general area by companies engaged in the same or a similar business for the assets and operations of the Borrowers and the Subsidiaries (as applicable).

3.11	Solvency

No Borrower is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) or the United States Bankruptcy Code.

3.12	Environmental Matters

Neither the property of the Borrowers and the Subsidiaries, nor the operations conducted thereon violate any applicable order of any Governmental Authority made pursuant to Environmental Laws, where such violation would result in remedial obligations having a Material Adverse Effect.

3.13	Money Laundering Laws

The operations of the Borrowers are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the other applicable money laundering Laws to which they are subject, including the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body involving any of them with respect to the Money Laundering Laws is pending, except as disclosed in writing to the Lender or as would not have a Material Adverse Effect.

3.14	Office of Foreign Assets Control

None of the Borrowers and none of their respective directors, officers, Subsidiaries, or, to their knowledge, employees is (a) a person included in the Specially Designated Nationals and Blocked Persons Lists (the “OFAC Lists”), as published from time to time by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), or (b) currently subject to any U.S. economic sanctions administered by OFAC.

3.15	Survival of Representations and Warranties

The representations and warranties set out in this Article 3 and in any certificate, notice, delivered pursuant to this Agreement will survive the execution and delivery of this Agreement notwithstanding any investigation or examination that may be made by the Lenders.

3.16	Deemed Repetition

The representations and warranties of the Borrowers contained in this Article 3 will be deemed to be repeated on the date of the delivery of each Borrowing Request and each rollover of a Borrowing as if made on each such date, unless such representations and warranties expressly refer to a different date.

ARTICLE 4

CONDITIONS PRECEDENT TO LOANS

4.1	Conditions to Borrowings

The obligation of the Lenders to make a Loan on the occasion of any Borrowing (including on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions: it being understood that the conditions are included for the exclusive benefit of the Lenders and may be waived in writing in whole or in part by the Lenders at any time:

(a)

the representations and warranties of the Borrowers set forth in this Agreement shall be true and correct on and as of the date of each such Borrowing, as if made on such date unless such representations and warranties expressly refer to a different date;

(b)	at the time of and immediately after giving effect to such Borrowing, no Default or Event of Default shall have occurred and be continuing; and

(c)	the Lenders shall have received a Borrowing Request in the manner and within the time period required by Section 2.3.

ARTICLE 5

AFFIRMATIVE COVENANTS

Until the expiry or termination of the Credit Facility and the payment in full of all Obligations owing hereunder, the Borrowers covenant and agree with the Lenders that:

5.1	Financial Statements and Other Information

The Borrowers will furnish or cause to be furnished to the Lenders:

5.1.1	at the request of the Lenders, the most recently prepared unaudited financial statements of any Borrower;

5.1.2

forthwith after a Responsible Officer of a Borrower learns of the existence of a Default or Event of Default, the certificate of such Borrower, signed by a Responsible Officer, specifying the event which constitutes a Default or Event of Default and the steps being taken to cure such Default or Event of Default;

5.1.3	forthwith after a Responsible Officer of a Borrower learns that any representation or warranty is inaccurate in any material respect when made or deemed to have been made, notice thereof;

5.1.4

forthwith upon receipt thereof, notice to the Lenders of any action, suit or proceeding affecting any Borrower or any Subsidiary that would, if determined adversely, have a Material Adverse Effect and will, from time to time, furnish the Lenders with such information reasonably required by the Lenders with respect to the status of any such action, suit or proceeding; and

5.1.5	such other information as any Lender may from time to time reasonably request.

5.2	Existence; Conduct of Business

Each Borrower will maintain its existence in good standing and conduct its businesses in a prudent manner.

5.3	Timely Payment

The Borrowers will make due and timely payment, as provided for herein, of the principal of all Loans, all interest thereon and all fees and other amounts required to be paid hereunder.

5.4	Books and Records

The Borrowers will at all times keep true and complete financial books and records and accounts in accordance with, to the extent applicable, GAAP.

5.5	Compliance with Laws

The Borrowers will, and will cause the Subsidiaries to, comply with all Laws applicable to them or their property, except where the occurrence of such non-compliance, individually or in the aggregate, would not result in a Material Adverse Effect. The Borrowers will not directly or indirectly (a) lend or contribute by way of equity the proceeds of the Loans to any Person on the OFAC Lists at the time of such loan or contribution or any Person that is known to the Borrowers as being owned or controlled by a Person on the OFAC Lists at such time, or (b) knowingly use or otherwise knowingly make available the proceeds of the Loans to any subsidiary, joint venture partner or other Person in violation of any of the U.S. economic sanctions administered by OFAC.

5.6	Insurance

The Borrowers will, and will cause the Subsidiaries to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and, to the extent available at commercially reasonable rates, flood insurance) and amounts as is customary in the case of Persons engaged in the same or similar businesses, except where the occurrence of such non-compliance, individually or in the aggregate, would not result in a Material Adverse Effect.

5.7	Operation of Business

The Borrowers will, and will cause the Subsidiaries to, maintain all necessary licences, approvals and permits and manage and operate their businesses in compliance in all material respects with all Applicable Laws, except where a failure to so maintain, manage and operate would not result in a Material Adverse Effect.

5.8	Maintenance of Assets

The Borrowers will cause their properties and the properties of the Subsidiaries, to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in their judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing will prevent or restrict the sale, abandonment or other disposition of any of such properties or any failure to take any of the foregoing actions where such action or failure would not result in a Material Adverse Effect.

5.9	Payment of Taxes

The Borrowers will, and will cause the Subsidiaries to, on or before the date for payment thereof, pay all Taxes imposed upon them or upon their assets, the non-payment of which would result in a Material Adverse Effect, except any such Tax that is being contested in good faith and by proper proceedings and as to which appropriate reserves are maintained in accordance with generally accepted accounting principles.

5.10	Use of Proceeds

The Borrowers will use the proceeds of all Borrowings obtained under the Credit Facility only for the purposes set out in Section 2.1.2 of this Agreement.

ARTICLE 6

NEGATIVE COVENANTS

Until the termination or expiry of the Credit Facility and the payment in full of all Obligations owing hereunder, the Borrowers covenant and agree with the Lenders that:

6.1	Fundamental Changes

None of the Borrowers (in each case, a “Predecessor”) will enter into any transaction whereby all or substantially all of its assets would become the property of any other Person (a

“Successor”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise, unless:

(a)	no Default or Event of Default will have occurred and remain outstanding and such transaction will not result in the occurrence of any Default or Event of Default; and

(b)

prior to or contemporaneously with the consummation of such transaction the Predecessor and/or the Successor have executed such instruments and delivered such legal opinions as the Lenders reasonably request in forms acceptable to the Lenders acting reasonably, and done such things as are necessary or advisable to establish that upon the consummation of such transaction;

(i)	the Successor will have assumed all the covenants and obligations of the Predecessor under this Agreement; and

(ii)	this Agreement will be a valid and binding obligation of the Successor entitling the Lenders, as against the Successor, to exercise all its rights under its Agreement;

(whereupon such Successor will become a Borrower hereunder, entitled to exercise every right and power of the Predecessor hereunder with the same effect as if such Successor had been named as a Borrower hereunder, whereupon the Predecessor will be released from all of its covenants and the Obligations).

The foregoing will not apply to any transfer of any assets by any Borrower to any other Borrower or any Subsidiary.

ARTICLE 7

EVENTS OF DEFAULT

7.1	Events of Default

If any of the following events (“Events of Default”) occurs:

(a)	the Borrowers fail to pay the Obligations (or any part thereof) on the Maturity Date;

(b)	the Borrowers fail to pay other amount owing hereunder when due and such failure continues unremedied for a period of five Business Days after written notice thereof from any Lender;

(c)

any representation or warranty made or deemed made by or on behalf of any Borrower hereunder will prove to have been incorrect in any material respect when made or deemed to be made and if such incorrect representation or warranty is not remedied within 15 Business Days after notice thereof from any Lender to the Borrowers;

(d)

any Borrower fails to observe or perform any other covenant, condition or agreement contained in this Agreement and such failure continues unremedied for a period of 20 Business Days after written notice thereof from any Lender;

(e)	any Borrower:

(i)

becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)

commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or under analogous foreign law, or makes an assignment of its property for the general benefit of its creditors under such Act or under analogous foreign law, or makes a proposal (or files a notice of its intention to do so) under such Act or under analogous foreign law;

(iii)

institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law in effect on the Effective Date or thereafter arising relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)

applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)

threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(e) or in Section 7.1(f), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defence thereof;

(f)	any petition, proposal or notice of intention to file a proposal is filed, application made or other proceeding instituted against or in respect of any Borrower:

(i)	seeking to adjudicate it an insolvent;

(ii)	seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or under analogous foreign law;

(iii)

seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law in effect on the Effective Date or thereafter arising relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity; or

(iv)

seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 60 days after the institution thereof; provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the applicable Borrower thereunder in the interim, such grace period will cease to apply, and provided further that if such Borrower files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(g)

any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(e) or (f) and, if the event is equivalent to the event referred to in (f) (subject to the same provisos), the 60 day grace period will apply as set out in (f);

(h)

any one or more judgments for the payment of borrowed money in an aggregate amount in excess of the Specified Threshold Amount is rendered against any Borrower and such Borrower has not (i) provided for the discharge of such judgment in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment continues to be stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; provided that if enforcement and/or realization proceedings or similar process are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(i)

any property of any Borrower having a fair market value in excess of the Specified Threshold Amount is seized (including by way of execution, attachment, garnishment, levy or distraint) or any lien thereon securing indebtedness is enforced against such property, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of such property, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property, and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with the affected Borrower and the affected Borrower is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed form the use of the affected Borrower or is sold in the interim, such grace period shall cease to apply;

(j)

any Borrower shall fail to pay any principal or premium or interest in respect of any indebtedness for borrowed money in an aggregate amount exceeding the Specified Threshold Amount when the same becomes due and payable (whether at scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness for borrowed money; or

(k)

this Agreement, at any time for any reason, terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of the Borrowers is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Borrower, or any Borrower denies that it has any or any further liability or obligation hereunder or thereunder, or any action or proceeding is commenced to enjoin or restrain the performance or observance by the Borrowers of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, then, and in every such event, and at any time thereafter during the continuance of such event or any other such event, the Lenders may, by notice to the Borrowers, take either or both of the following actions, at the same or different times: (i) terminate the availability of the Credit Facility, and thereupon the Credit Facility will terminate immediately, and (ii) declare all Loans and Obligations then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of all Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the Borrowers accrued hereunder, will become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set forth earlier in this paragraph, all of which are hereby waived by the Borrowers.

7.2	Legal Proceedings

If any Event of Default occurs, the Lenders may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrowers authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrowers to the Lenders and proceed to exercise any and all rights and remedies hereunder, and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

7.3	Non-Merger

The taking of a judgment or judgments or any other action or dealing whatsoever by any Lender in respect of this Agreement will not operate as a merger of any indebtedness of any Borrower to the Lenders or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Lenders may have in connection with such liabilities and the surrender, cancellation or any other dealings with any security for such liabilities will not release or affect the liability of any Borrower hereunder.

ARTICLE 8

SUBORDINATION AND DEPOSITS

8.1	Subordination

The Lenders hereby agree as follows:

(a)

the payment of the Obligations is subordinated and, subject to the right of payment to the extent and in the manner set forth in paragraph (b) below, postponed to the repayment in full of all other indebtedness of the Borrowers (or any of them) and all liabilities and obligations of the Borrowers (or any of them) to any holder of such indebtedness of any kind, now or hereafter existing, direct or indirect, absolute or contingent, joint or several, whether as principal or surety and whether under a credit agreement, promissory note, guarantee or otherwise (collectively, the “Senior Debt”), as such Senior Debt may be modified renewed, extended, increased or modified in any way from time to time and including all principal, interest, fees, expenses and other amounts owing from time to time in respect of such Senior Debt;

(b)

the Lenders may not receive any payment in respect of any Obligations unless, at the time of such payment, all amounts then due and owing under or in respect of the Senior Debt have been paid in full and no default exists in respect of the Senior Debt or any document evidencing, securing or relating to the Senior Debt;

(c)	the Lenders shall not accept any mortgage, pledge, hypothec or other charge, lien or encumbrance on any property, asset or undertaking of any Borrower in respect of the Obligations;

(d)	the Lenders shall not initiate or prosecute any claim, action or other proceeding challenging the enforceability of any Senior Debt or object to any borrowing under any Senior Debt;

(e)

the Lenders agree, at the request of any holder of Senior Debt, to execute and deliver to such holder a confirmation of the subordination provided for herein in the form attached as Exhibit C, but without prejudice to the rights of any holder of Senior Debt that does not request or receive such a confirmation; and

(f)	the Borrowers are not restricted from incurring indebtedness or charging their property and undertaking to secure any indebtedness or other obligations.

8.2	Deposits

Until the Maturity Date, the Lenders or their nominees may from time to time request to place amounts on deposit with a Borrower or its nominee. If a Borrower or its nominee agrees to accept such a deposit, then the parties agree that the terms set out in Exhibit B will govern such deposit and the parties to such arrangement will execute a Deposit Record substantially in the form of Exhibit B.

ARTICLE 9

MISCELLANEOUS

9.1	Notices

Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein will be in writing and will be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email in each case to the addressee, as follows:

9.1.1	if to the Borrowers:

~~if to Brookfield BRP Holdings (Canada) Inc.:~~

~~Brookfield BRP Holdings (Canada) Inc.:~~

73 Front Street

Fifth Floor

Hamilton, HM 12 Bermuda

Attention:  Jane Sheere

Email:     jane.sheere@brookfield.com

9.1.2	if to the Lenders:

~~if to BEP Subco Inc.:~~

~~BEP Subco Inc.~~

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

Attention:   Jennifer Mazin

Email:      ~~Jennifer.Mazin@brookfield.com~~jennifer.mazin@brookfield.com

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement will be deemed to have been given on the date of receipt.

9.2	Waivers

No failure or delay by the Lenders in exercising any right or power hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. Any waiver of any provision of this Agreement or consent to any departure by the Borrowers therefrom will be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of any Loan will not be construed as a waiver of any Default, regardless of whether any Lender may have had notice or knowledge of such Default at the time.

9.3	Expenses; Indemnity

9.3.1

The Borrowers will pay all reasonable out-of-pocket expenses incurred by the Lenders, including the reasonable fees, charges and disbursements of external counsel for the Lenders in connection with the negotiation and preparation of this Agreement (whether or not the transactions contemplated hereby or thereby will be consummated), the management and administration of Loans and this Agreement (whether or not any Borrowings are made hereunder), any amendments, modifications or waivers of the provisions of this Agreement, and the collection, enforcement or protection of the Lenders’ rights in connection with this Agreement, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Credit Facility and the Loans.

9.3.2

Each Borrower will indemnify each Lender, its directors, officers and employees (each such Person including the directors, officers and employees herein referred to as an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind asserted by third parties, and all reasonable out-of-pocket expenses to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery by the Lenders of this Agreement or any agreement or instrument contemplated hereby, the performance by the Lenders of their obligations hereunder and the consummation of the transactions contemplated hereunder, (b) any Loan or any actual or proposed use of the proceeds therefrom, (c) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (d) any other aspect of this Agreement, and (e) the enforcement of any Indemnitee’s rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries; provided that such indemnity will not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence, wilful misconduct or wilful material breach of this Agreement by such Indemnitee.

9.4	Currency Indemnity

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Financing Document, it becomes necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement or under any other Financing Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Lenders are able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with their normal practice. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by any Lender of the amount due, the Borrowers will, on the date of receipt by such Lender, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by such Lender on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Lender is the amount then due under this Agreement or such other Financing Document in the Currency Due. If the amount of the Currency Due which a Lender is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrowers shall indemnify and save each Lender harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Financing Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Lender from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Financing Document or under any judgment or order.

9.5	Successors and Assigns and Additions of Lenders

9.5.1

The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Borrower may, without the prior written consent of the Lenders, assign or otherwise transfer any of its rights or obligations hereunder to any Person other than a Successor pursuant to a transaction that is completed in compliance with Section 6.1.

9.5.2	A Lender may assign to one or more assignees all or any portion of its rights and obligations under this Agreement at any time upon giving the Borrowers written notice thereof.

9.5.3

Any Lender may at any time and from time to time add any Person as a Lender hereunder by delivering written notice of such designation to the Borrowers. From and after the delivery of any such written notice by any Lender, each Person that is so designated as a Lender hereunder will be entitled to all rights and benefits of this Agreement and be jointly and severally liable with each other Lender hereunder for the obligations of the Lenders hereunder. The Lenders may designate and appoint one or more of the Lenders or any other Person as their agents under this Agreement for the purposes of receiving all notices and requests to be issued, giving all consents and approvals and receiving all payments to be made to the Lenders hereunder and the Borrowers will be entitled to rely on any such designation and appointment and will be deemed to have discharged their obligations hereunder if such notices and requests are delivered, consents and approvals are obtained and payments are made in accordance with such designations and appointments.

9.6	Agreement between Lenders

The Lenders agree that, unless they agree otherwise as between themselves with respect to any Loans or any of their obligations hereunder, the following provisions shall apply to govern their respective rights and obligations as between each other:

(a)	all Loans will be advanced by the Lenders equally, with each of the Lenders advancing its pro rata share of each Loan requested by the Borrowers hereunder;

(b)	notwithstanding Section 9.6(a), each of the Lenders will be jointly and severally liable to the Borrowers for the obligations of the Lenders to advance Loans to the Borrowers hereunder;

(c)

all payments received by the Lenders (or any of them) in respect of the Obligations (whether from the Borrowers, by the exercise of remedies, by set-off or otherwise) will be applied in the following order of priority:

(i)

first, to reimburse the Lenders for all unreimbursed expenses and costs incurred by them and indemnification amounts owing to them, with each Lender receiving its pro rata share based on the aggregate of such amounts owing to it;

(ii)	second, to pay all accrued but unpaid interest and breakage costs owing to the Lenders, on a pro rata basis based on the respective amounts owing to them;

(iii)	third, to pay all principal owing to the Lenders, on a pro rata basis based on the respective amounts of principal owing to them; and

(iv)	fourth, to pay any other Obligations owing to the Lenders, on a pro rata basis based on their share of such Obligations; and

(d)	all decisions will be made by the Lenders unanimously.

9.7	Amendment and Restatement

This Agreement amends and restates the Existing Credit Agreement in its entirety on the terms and subject to the conditions set forth herein and shall not constitute a novation of the obligations and liabilities existing under the Existing Credit Agreement or evidence payment of all or any of such obligations or liabilities. All “Obligations” (as defined in the Existing Credit Agreement) that were outstanding under the Existing Credit Agreement shall be deemed to be Obligations hereunder.

9.8	Survival

All covenants, agreements, representations and warranties made by the Borrowers herein will be considered to have been relied upon by the Lenders and will survive the execution and delivery of this Agreement and the making of any Loans, and all such covenants and agreements will continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Credit Facility has not expired or been terminated other than these amounts claimed or capable of being claimed under sections of this Agreement which by the terms of this Agreement, survive termination of this Agreement. Sections 2.9, 9.3 and 9.8 will survive and remain in full force and effect, regardless of the repayment of the Obligations or the expiration or termination of the Credit Facility or this Agreement or any provision hereof.

9.9	Counterparts; Integration; Effectiveness

This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which will constitute an original, but all of which when taken together will constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Lenders, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement will become effective when it will have been executed by the Lenders and when the Lenders will have received the counterpart hereof which, when taken together, bears the Borrowers’ signatures, and thereafter will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile will be as effective as delivery of a manually executed original counterpart of this Agreement.

9.10	Severability

Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction will not invalidate such provision in any other jurisdiction.

9.11	Right of Set Off

If an Event of Default will have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender to or for the credit or the account of any Borrower against any of and all of the obligations of the Borrowers under this Agreement held by such Lender, irrespective of whether or not such Lender will have made any demand under this Agreement and although such obligations may be unmatured. The rights of the Lenders under this section are in addition to other rights and remedies (including other rights of set off) which the Lenders may have.

9.12	Governing Law; Jurisdiction

This Agreement will be construed in accordance with and governed by the Laws of the Province of Ontario. Each of the Borrowers hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

9.13	Waiver of Jury Trial

Each party hereto waives, to the fullest extent permitted by Applicable Law, any right it may have to trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement.

9.14	Headings

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and will not affect the construction of, or be taken into consideration in interpreting, this Agreement.

9.15	Limited Recourse

Recourse under this Agreement against each Borrower will be limited to the property and assets of such Borrower, and this Agreement will not be personally binding upon, and resort will not be had to, nor will recourse or satisfaction be sought from the private property of, any of the limited partners, unitholders or securityholders of such Borrower (unless such Person is also a Borrower hereunder).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Per:
Name:
Title:

BEP SUBCO INC.

Per:
Name:
Title:

A&R Subordinated Credit Agreement – BRPHC / BEP Subco

EXHIBIT A

FORM OF BORROWING REQUEST

Date: ∎

The undersigned, Brookfield BRP Holdings (Canada) Inc. (the “Borrower”), refers to the Amended and Restated Subordinate Credit Agreement made effective as of December 31, 2023, between the undersigned, as a Borrower, and BEP Subco Inc. and the other Persons party thereto as lenders, as Lenders (as amended, supplemented, restated and assigned from time to time, the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein will have the meanings assigned to such terms in the Credit Agreement.

The Borrowers hereby gives you notice pursuant to Sections 2.3 of the Credit Agreement that it requests a Borrowing under the Credit Agreement as follows:

(A)

Amount and Interest Period: a ∎ SOFR Loan in the amount of ~~[~~$~~/Cdn$]~~∎ and with an Interest Period of ∎ months / a CORRA Loan in the amount of Cdn$∎ and with an Interest Period of ∎ months / a U.S. Base Rate Loan in the amount of $∎ / a Canadian Prime Rate Loan in the amount of Cdn$∎.

(B)	Date of Borrowing: ∎

(C)	Account of the Borrower to which the funds are to be disbursed: ∎

~~(D)~~ The undersigned confirms having read the provisions of the Credit Agreement which are relevant to the furnishing of this Borrowing Request. The undersigned confirms that the Borrowers have complied with all conditions precedent for the requested Borrowing.

The Borrower hereby certifies that the representations and warranties of the Borrowers set forth in the Credit Agreement are true and correct on and as of the date hereof as if made as of the date hereof, and that no Default or Event of Default exists.

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Per:
Name:
Title:

EXHIBIT B

FORM OF DEPOSIT RECORD

∎, 20∎	Toronto

FOR VALUE RECEIVED, ∎ (“Depositee”), having its principal office at ∎, promises to pay on demand to the order of ∎ (“Depositor”), having its principal office at ∎, the Principal Amounts (as defined below) as ~~the~~ Depositor may from time to time advance to ~~the~~ Depositee, together with interest from the date hereof at the Interest Rate (as defined below), calculated and compounded monthly, both before and after maturity, default and judgment and until actual payment, with interest on overdue interest at the same rate.

WHEREAS, ~~the~~ Depositor may make deposits with the Depositee from time to time (each a “Deposit”);

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

WHEN USED HEREIN, the following capitalized terms will have the following meanings:

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to Term SOFR for such calculation plus 0.10% per annum.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City or Toronto, Canada are authorized or required by law to close and, in connection with Term SOFR, is also not a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Deposit Date” will be the date of each advance under this Note.

“Deposits” mean, collectively, all Deposits advanced by ~~the~~ Depositor to ~~the~~ Depositee from time to time.

“Events of Default” means the occurrence of any of the following, each of which will constitute an Event of Default under this Note:

(a)	~~i.~~ Failure to make any payment of interest or principal on this Note when due, or failure to pay the principal balance of this Note on demand; or

(b)

~~ii.~~ Failure to pay any other amount payable pursuant to this Note when due and payable in accordance with the provisions hereof, with such failure continuing for ten (10) Business Days after Depositor delivers written notice thereof to Depositee; or

(c)	~~iii.~~ Any default in the performance of the obligations pursuant to Section 3; or

(d)	~~iv.~~ Any insolvency or bankruptcy of Depositee.

“Governmental Authority” will mean any nation or government, any federal, state, provincial, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Interest Rate” means, with respect to any calendar month, a rate equal to the Adjusted Term SOFR for one month + 0.70% per annum as determined on the Deposit Date and thereafter on the first day of such calendar month, noting that such rate may be revised so as to reflect market terms prior to any deposit being made, based on the deposit rates of at least two commercial banks.

“Material Adverse Effect” will mean any event or condition that has a material adverse effect on the ability of Depositee to repay the principal and interest of the Obligations as they become due.

“Note” means this Deposit Record and “Notes” means, collectively, all such Deposit Records evidencing Deposits advanced by Depositor to Depositee from time to time.

“Obligations” will mean all obligations, liabilities and indebtedness of every nature of Depositee from time to time owing to Depositor under or in connection with this Note and the Deposits (including all Principal Amounts and all interest accrued thereon).

“Payment Dates” will be ∎ and ∎ in each calendar year, commencing on ∎.

“Person” will mean an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Amount” will mean, with respect to any Deposit, the principal amount of such Deposit.

“Requirements of Law” will mean, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Term SOFR” means, for the applicable tenor of one month, the forward looking rate based on SOFR (the “Term SOFR Reference Rate”) on the day (such day, the “Term SOFR Determination Day”) that is two (2) Business Days prior to the first day of the applicable month, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Term SOFR Determination Day, provided, that if Term SOFR determined as provided above shall ever be less than zero, then Term SOFR shall be deemed to be zero.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Depositor in its reasonable discretion).

1. The Obligations will be due and payable in lawful money of the United States of America as follows:

a. On each Payment Date until this Note is paid in full on demand, Depositee will pay to Depositor all interest then accrued on each Principal Amount at the Interest Rate. Depositee may request, and Depositor may, in its sole discretion, agree that any interest payable by Depositee under this Note will continue to accrue until such date as Depositor may agree to.

b. On demand, but in any event, no later than ∎, Depositee will pay to Depositor the Obligations then outstanding.

c. Amounts due on this Note will be payable, without any counterclaim, setoff or deduction whatsoever except for any withholding taxes that Depositee is required to withhold at law, at the office of Depositor or its agent or designee at the address set forth in the first paragraph of this Note or at such other place as Depositor or its agent or designee may from time to time designate in writing.

d. Depositee acknowledges that the actual recording of amounts advanced and amounts paid on the attached grid schedule shall, in the absence of manifest error, be prima facie evidence of the same; provided that the failure of Depositor to record the same on the grid schedule shall not affect the obligation of the undersigned to pay or repay the amounts advanced by Depositor, together with interest thereon at the Interest Rate.

2. In order to induce Depositor to make the Deposits, Depositee makes the following representations and warranties as of each Deposit Date. Such representations and warranties, will survive the effectiveness of this Note, the execution and delivery hereof and the making of the Deposits.

a. Depositee (i) is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation, (ii) is duly authorized and qualified to do business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified and in good standing would not result in a Material Adverse Effect, and (iii) has all powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted or as it is presently proposed to be conducted except where the failure to have the same would not result in a Material Adverse Effect.

b. Depositee has the power and authority to execute, deliver and carry out the terms and provisions of this Note and has taken all necessary action to authorize the execution and delivery on behalf of Depositee and the performance by Depositee hereof. Depositee has duly executed and delivered this Note and this Note constitutes the legal, valid and binding obligation of Depositee, enforceable against Depositee in accordance with its terms.

c. Neither the execution, delivery or performance by Depositee of this Note, nor compliance by Depositee with the terms and provisions hereof, nor the consummation of the transactions contemplated hereby, (i) will contravene any applicable provision of any material law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality that is binding on Depositee or its property, or (ii) will conflict, in any material respect, with or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a material default under, any agreement to which Depositee is a party or by which it or any of its assets is bound.

3. Depositee covenants and agrees that so long as the Deposits are outstanding and until payment in full of all of the Obligations, unless Depositor will otherwise give prior written consent:

a. Depositee will at all times maintain its existence and preserve and keep in full force and effect its rights and franchises material to its businesses, except where the loss or termination of such rights and franchises would not have a Material Adverse Effect~~;~~.

b. Depositee will remain qualified to do business and maintain its good standing in each jurisdiction in which the nature of its business and the ownership of its property requires it to be so qualified and in good standing, except where noncompliance would not have a Material Adverse Effect; and

c. Depositee will comply with all Requirements of Law, except where noncompliance would not have a Material Adverse Effect.

4. Depositee may prepay the Principal Amount of any Deposit in full or in part at any time together with all interest accrued on such prepaid amount.

5. If Depositee defaults in the payment of any payment that is due on any Payment Date (or such later date as Depositor has agreed pursuant to section 1(a) that such installment is due), then Depositee will pay to Depositor a late payment charge in an amount equal to five percent (5%) of the amount of the installment not paid as aforesaid. Said late charge payments, if payable, will be payable without notice or demand by Depositor, and are independent of and have no effect upon the rights of Depositor under paragraph 1 above.

6. This Note will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7. Depositee will execute and acknowledge (or cause to be executed and acknowledged) and deliver to Depositor all documents, and take all actions, reasonably required by Depositor from time to time to confirm the rights created or now or hereafter intended to be created under this Note, to protect and further the validity and enforceability of this Note, or to otherwise carry out the purposes of the Note and the transactions contemplated hereunder; provided, however, that no such further actions, assurances and confirmations will increase Depositee’s obligations under this Note.

8. No modification, amendment, extension, discharge, termination or waiver (a “Modification”) of this Note or any provision thereof, nor consent to any departure by Depositee therefrom, will in any event be effective unless the same will be in a writing signed by the party against whom enforcement is sought, and then such waiver or consent will be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly agreed to by Depositor in writing, no Modification will entitle Depositee to any other or future Modification, whether in the same, similar or other circumstances. Depositor does not hereby agree to, nor does ~~the~~ Depositor hereby commit itself to, enter into any Modification.

IN WITNESS WHEREOF, Depositee has caused this Note to be executed and delivered as of the day and year first above written.

∎

By:
Name:
Title:

Currency:         US Dollars

DATE	DEPOSIT NUMBER	ADVANCES	INTEREST RATE	PRINCIPAL PAYMENTS	UNPAID BALANCE	NOTATION MADE BY
1

B-1

EXHIBIT C

FORM OF CONFIRMATION OF SUBORDINATION

TO:	∎ and its successors and assigns (the “Senior Lender”)

RE:	Credit agreement dated as of ∎ between ∎ (the “Borrower”) and the Senior Lender, as amended, modified or supplemented from time to time (the “Senior Credit Agreement”)

AND RE:	Amended and Restated Subordinate Credit Agreement made effective as of December 31, 2023 between Brookfield BRP Holdings (Canada) Inc., as borrower, and BEP Subco Inc., as lender, as amended, modified or supplemented from time to time (as amended, supplemented, restated and assigned from time to time, the “Subordinate Credit Agreement”)

Pursuant to section 8.1 of the Subordinate Credit Agreement, the undersigned confirms in favour of the Senior Lender that (i) all indebtedness, liabilities and obligations of the Borrower owing from time to time under or pursuant to the Senior Credit Agreement constitutes “Senior Debt” for all purposes of the Subordinate Credit Agreement, and (ii) the Senior Lender is entitled to all the rights and benefits of section 8.1 of the Subordinate Credit Agreement in respect of the Senior Debt owing to it from time to time.

All terms that are capitalized but not defined herein have the meanings attributed to such terms in the Subordinate Credit Agreement.

This confirmation is binding upon the undersigned and its successors and assigns, and enures to the benefit of the Senior Lender and its respective successors and assigns.

DATED this   day of ∎.

[Signature Page Follows]

BEP SUBCO INC.

Per:
Name:
Title:

Per:
Name:
Title: